October 10, 2023

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NB Bancorp, Inc.

Registration Statement on Form S-1 (Registration Number 333- 272567)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join NB Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m. on October 12, 2023 or as soon thereafter as may be practicable.

PIPER SANDLER & CO.

By:	/s/ Derek Szot
Name: Derek Szot
Title: Managing Director